Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:

    ACE Aviation Holdings Inc. reports first quarter net income of
    $118 million

    FIRST QUARTER OVERVIEW
    - Net income of $118 million compared to a net loss of $77 million in the first quarter 2005.
    - Operating loss of $29 million excluding special labour charges, compared to an operating loss in the 2005 quarter of $10 million.
    - EBITDAR for the quarter of $218 million excluding special labour charges, an improvement of $18 million from the 2005 quarter.
    - Passenger revenues up $282 million or 16 per cent, driven by a 9 per cent yield improvement and 6 per cent growth in traffic.
    - Fuel expense increase of $154 million or 37 per cent over the prior year's quarter.
    - Positive cash flow from operations of $364 million, an improvement of
      $50 million from the first quarter of 2005.

    MONTREAL, May 11 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) today reported a net income of $118 million for the first quarter 2006 compared to a net loss of $77 million in the 2005 quarter. ACE reported an operating loss of
$29 million for the quarter, excluding special charges for labour restructuring of $33 million, as a result of increased fuel expenses and losses recorded at ACTS. This represented a decline of $19 million, excluding special labour charges, from the first quarter 2005.
    Passenger revenues were up $282 million or 16 per cent reflecting increases in all markets due to a 9 per cent improvement in passenger revenue per revenue passenger mile (yield) and a 6 per cent growth in passenger traffic, as measured by revenue passenger miles (RPMs). Unit cost, as measured by operating expense per available seat mile (ASM), rose 10 per cent from the same period in 2005. Excluding fuel expense and special labour charges, unit cost was up 4 per cent and included the effect of growth in non-ASM producing businesses.
    EBITDAR(1) for ACE amounted to $218 million, an improvement of
$18 million from the first quarter 2005, excluding special labour charges.
EBITDAR improvements were achieved, excluding special labour charges, in ACE's reportable segments: Transportation Services, Aeroplan and Jazz, up
$16 million, $15 million and $22 million, respectively, with the exception of
ACTS which showed a decline of $34 million.
    "I am pleased to report a solid first quarter from a financial perspective with important milestones achieved in the implementation of ACE's business strategy," said Robert Milton, Chairman, President and Chief
Executive Officer, ACE Aviation Holdings Inc. "During the quarter we made substantial progress in creating shareholder value through the successful monetization of our regional carrier Jazz and the special distribution of
Aeroplan units intended to reward shareholders for their confidence in our business model.
    "Air Canada's revenue performance continued to be a success story with the airline reporting a 16 per cent increase in revenues over the previous year in the industry's weakest quarter. Robust market demand, rising capacity, increased load factors and higher yields all contributed to the revenue growth. Moreover, consumers are responding with enthusiasm to our growing range of innovative product offerings on aircanada.com such as branded fares and multi-trip Flight Passes.
    "As expected, spiraling fuel costs had a major negative impact on the airline's cost performance and with oil prices in excess of $70 USD a barrel on the WTI index, we anticipate this impact to continue throughout 2006.
    "Aeroplan's strong performance exceeded expectations for the quarter with a fifty per cent increase in operating income over the previous year. Aeroplan is delivering on its revenue, partner and membership growth targets, expanding rewards and improving operating efficiency, and expects to do so for the remainder of the year.

    "I am particularly pleased with these first results reported by Jazz as a publicly traded company following the successful completion of its IPO in
February. ACE's regional carrier - Canada's second largest airline - achieved a net income of $33.5 million in the quarter and reduced unit costs in all categories except fuel and aircraft rent. This impressive first quarter performance reflects the stability inherent in its Capacity Purchase Agreement with Air Canada.
    "ACTS, our technical services division, underperformed again this quarter mainly due to reduced profit margins in the airframe and engine maintenance divisions. While this is disappointing, I am optimistic that the changes being implemented on an accelerated basis by the new leadership will result in improved financial results within the year.
    "While the fuel cost environment remains a concern, the revenue outlook going forward is highly encouraging and with a continued focus on controllable costs at all ACE companies, I am satisfied that we are well positioned to deliver a strong performance for the full year relative to the industry."

    RECENT SIGNIFICANT EVENTS
    -------------------------

    Air Canada

    In the quarter, Air Canada continued to implement its new business plan and revenue model providing consumers simplicity, value, choice, transparency and flexibility. Air Canada expanded its industry-leading product line of multi-trip Flight Passes that offers customers the convenience to self manage air travel online using pre-purchased flight credits valid for up to one year.
In addition, the carrier expanded its simplified pricing structure beyond
North America concurrent with the introduction of localized aircanada.com websites in select international markets. Leveraging the technology available exclusively on aircanada.com, the carrier also introduced an innovative "a la carte" pricing discount option on select European flights, followed by the GO
Discount introduced in April on its Tango fares in North America.
    During the quarter, Air Canada launched new year-round non-stop services between Calgary-New York JFK (March 1) and Edmonton-Montreal (March 2),
followed by Fort McMurray-St. John's via Toronto (April 8), and Edmonton-Los
Angeles (May 1). In addition, the carrier announced that it will introduce new non-stop services in the second and third quarters between the following cities: Toronto-Salt Lake City, Toronto-Shanghai, Montreal-Denver, Montreal-
Mexico City, Edmonton-Yellowknife, Edmonton-Victoria, Edmonton-Kelowna,
Calgary-Yellowknife, Calgary-Comox and Winnipeg-London (Ontario).
    In 2004, the Company concluded long term labour agreements with all union groups which expire in 2009. These collective agreements provide for a wage review process in 2006 on a no-strike, no-lock out basis with binding arbitration as the ultimate resolution mechanism. The Company is in various stages of discussion and negotiation with all groups and thus far, negotiations with two major unions, the CAW and IAMAW, have moved to mediation/arbitration.

    Aeroplan

    Aeroplan and Bell recently introduced an enhanced rewards program for
Aeroplan members and approximately seven million Bell Canada customers in
Ontario and Quebec. In addition, two prestigious non-air partners joined the
Aeroplan program in the quarter: Sol Melia Hotels and Resorts, the largest resort hotel company in the world, became the first company to bring an all-
inclusive resorts travel style option to Aeroplan's membership base; and Le
Mridien, one of the world's leading hotel brands with more than 120 luxury properties in 52 countries.
    In March 2006, ACE completed a special distribution of units of the
Aeroplan Income Fund to its shareholders. The record date for the purpose of the special distribution was March 3, 2006. Based on the closing price of the units of Aeroplan Income Fund on March 3, 2006, the value of the units distributed to ACE's shareholders amounted to $251 million. Following the completion of the distribution and the transfer of units in connection with the Initial Long Term Incentive Plan of Aeroplan, ACE's ownership interest in
Aeroplan was 75.3 percent.

    Jazz

    ACE completed an initial public offering of the Jazz Air Income Fund
("the Fund") on February 2, 2006. The Fund sold 23.5 million units at a price of $10.00 per unit for net proceeds of $218 million, net of offering costs of
$17 million which were paid during the quarter. Following the initial public offering, the Fund issued an additional 1.5 million units from the exercise of an over-allotment option for net proceeds of approximately $14 million bringing the aggregate net proceeds of the offering to approximately
$232 million. Following the completion of this offering, ACE's ownership interest in Jazz was 79.7 percent. The net proceeds were distributed to ACE and ACE will use the proceeds for general corporate purposes. In addition, a
$150 million secured syndicated credit facility was established of which approximately $115 million ($113 million, net of fees of $2 million) was drawn by Jazz on closing of the offering.

    ACTS

    On April 20, 2006, ACTS announced a number of executive appointments and a realignment of the senior management structure that supports the strategic business objectives of the business. ACTS is currently completing a thorough review of its operations, including contract profitability. Cash management, cost reduction and increased productivity are top priorities. Considerable focus is also being directed on the full evaluation of systems and processes and potentially the implementation of an Enterprise Resource Planning ("ERP")
system which will allow ACTS to become more responsive and competitive, while enhancing profit margins and improving customer satisfaction.
    On April 25, 2006, ACTS announced it had secured a ten-year agreement with JetBlue Airways for component maintenance support of JetBlue's Airbus
A320 fleet. The agreement represents an estimated value of USD$200 million over the ten-year period.

    US Airways

    On April 10, 2006, the Corporation announced that it had entered into an agreement to sell 1.75 million shares of its holdings in US Airways Group,
Inc. (US Airways) to PAR Investment Partners LP. The net proceeds from the sale transaction on closing on April 13, 2006 amounted to $78 million
(US$68 million) which represents 90 percent of the Corporation's original investment in US Airways of US$75 million in September 2005. ACE continues to hold 3.25 million shares, representing approximately 3.8 percent of the equity in US Airways.

    (1) Non-GAAP Measures

    EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. EBITDAR is used to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not comparable to similar measures presented by other public companies. Readers should refer to Consolidated Highlights or ACE's
Quarter 1 2006 Management's Discussion and Analysis (MD&A) for a
reconciliation of EBITDAR, excluding special charges, to operating income
(loss).
    For further information on ACE's public disclosure file, including ACE's
Annual Information Form, please consult SEDAR at www.sedar.com and EDGAR at
www.sec.gov/edgar.shtml

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-
looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE's filings with securities regulators in Canada and the United States and, in particular, those identified in the Risk Factors section to ACE's 2005 MD&A dated February 9,
2006. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

    <<
    ACE AVIATION
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Consolidated
    HIGHLIGHTS
                                        Quarter 1   Quarter 1
                                             2006        2005
    -------------------------------------------------------------------------
    Financial (Canadian dollars in
     millions unless stated otherwise)                           $ Change
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating revenues                      2,484       2,177         307
    Operating loss                            (62)        (10)        (52)
    Non-operating income (expense)            169         (63)        232
    Income (loss) before non-
     controlling interest, foreign
     exchange and recovery of
     income taxes                             107         (73)        180
    Income (loss) for the period              118         (77)        195
    Operating margin                         (2.5)%      (0.5)%      (2.0)pp
    EBITDAR (1)                               185         200         (15)
    EBITDAR, excluding special
     labour charges (1)                       218         200          18
    EBITDAR margin                            7.4%       9.2%      (1.8)pp
    Cash, cash equivalents and
     short-term investments                 2,629       1,785         844
    Cash flows from operations                364         314          50
    Weighted average common shares
     used for computation - basic             102          89
    Weighted average common shares
     used for computation - diluted           110          89
    Earnings (loss) per share
     - basic                                $1.15      ($0.87)
    Earnings (loss) per share
     - diluted                              $1.12      ($0.87)

    -------------------------------------------------------------------------
    Operating Statistics                                         % Change
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Revenue passenger miles
     (millions) (RPM)                      11,240      10,586           6
    Available seat miles
     (millions) (ASM)                      14,287      13,566           5
    Passenger load factor                    78.7%      78.0%       0.7 pp
    Passenger revenue yield per
     RPM (cents)                             17.9        16.4           9
    Passenger revenue per ASM (cents)        14.1        12.8          10
    Operating revenue per ASM (cents)        17.4        16.0           8
    Operating expense per ASM (cents)        17.8        16.1          10
    Operating expense per ASM,
     excluding fuel expense (cents)          13.8        13.1           6
    Operating expense per ASM,
     excluding fuel expense and
     special labour charges
     (cents) (2)                             13.6        13.1           4
    Average number of full-time
     equivalent (FTE) employees
     (thousands)                             33.0        31.6           4
    Available seat miles per FTE
     employee (thousands)                   433.4       429.0           1
    Operating revenue per FTE
     employee (thousands)                   $75.3       $68.8           9
    Aircraft in operating fleet at
     period end (3)                           328         293          12
    Average aircraft utilization
     (hours per day) (4)(5)                  10.1        10.4          (3)
    Average aircraft flight length
     (miles) (5)                              861         862           0
    Fuel price per litre (cents) (6)         63.6        49.3          29
    Fuel litres (millions)                    890         837           6
    -------------------------------------------------------------------------

    (1) EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

    EBITDAR is reconciled to operating income (loss) as follows:

    ($ millions)
                                                    Quarter 1   Quarter 1
                                                         2006        2005
                                                 ----------------------------
    Operating income (loss)                               (62)        (10)
    Add back:
      Aircraft rent                                       113          90
      Depreciation, amortization & obsolescence           134         120
                                                 ----------------------------
    EBITDAR                                               185         200
                                                 ----------------------------
    Add back:
      Special labour charges                               33           -
                                                 ----------------------------
    EBITDAR excluding labour charges                      218         200
                                                 ----------------------------
                                                 ----------------------------

    (2) Special labour charges of $33 million were recorded in Quarter 1
        2006. Operating expense per available seat mile, excluding fuel expense and special labour charges, is calculated as operating expense, removing fuel expense and special labour charges, divided by
        ASMs. Refer to section 12 "Non-GAAP Financial Measures" of ACE's
        Quarter 1 2006 MD&A for additional information.
    (3) Operating fleet excludes three chartered freighters in 2006 and one chartered freighter in 2005.
    (4) Excludes maintenance down-time.
    (5) Excludes third party carriers operating under capacity purchase arrangements.
    (6) Includes fuel handling and fuel hedging expenses.
    >>
    %SEDAR: 00020954EF          %CIK: 0000861959

    /For further information:Isabelle Arthur, (Montral), (514) 422-5788;
Peter Fitzpatrick, (Toronto), (416) 263-5576; Angela Mah, (Vancouver), (604)
270-5741; aircanada.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.A. ACE.B.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL; ACE AVIATION HOLDINGS
     INC.

CNW 06:00e 11-MAY-06